THE BANK OF NEW YORK MELLON

101 Barclay Street

New York, New York 10286

March 11, 2011

Treasury Wine Estates Limited

77 Southbank Boulevard

Southbank, Victoria 3006

Australia

Re:  Deposit Agreement dated as of March 11, 2011 (the Deposit Agreement") among Treasury Wine Estates Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

Ladies and Gentlemen:

We refer to the Deposit Agreement.  Capitalized terms defined in the Deposit Agreement and not otherwise defined herein are used herein as defined in the Deposit Agreement.

We hereby agree that, without the prior consent of the Company, (i) we will not (a) Pre-Release American Depositary Shares except in accordance with the provisions of Section 2.09 of the Deposit Agreement or (b) permit any Pre-Release to remain outstanding at any time, except pursuant to written agreements containing agreements, covenants, representations and warranties substantively to the effect of Sections 3(a), 3(e), 4, 7(a) and 14 of the ADR Pre-Release Agreement attached hereto (or, in lieu of Section 14, we will indemnify the Company to the same extent that the counterparty to a Pre-Release would be required by said Section 14 to indemnify the Company) and (ii) we will undertake a Pre-Release only pursuant to written agreements that meet the requirements of Section 1058(b) of the United States Internal Revenue Code of 1986, as amended.

We confirm that we currently do not, and do not intend to, make any Pre-Release to any person until such person has undergone the Depositary's standard credit review process.

If, after the date hereof, the Depositary's ADR Department is advised by counsel that there has occurred a material change in the U.S. federal income tax law (including judicial and administrative interpretations thereof) regarding the treatment of Pre-Release, we agree to notify the Company promptly of such change and to advise the Company as to the changes, if any, that we intend to make, or have made, to the Pre-Release procedures then being followed by us as a result of such change in the tax law.

We will in good faith consult with the Company and consider all suggestions, without any obligation on our part to change our Pre-Release procedures.

We will indemnify and hold harmless the Company, its directors, employees, agents and affiliates and each Owner and Holder from time to time of American Depositary Shares against all losses, claims, damages, liabilities and expense (including reasonable attorneys' fees and expenses) based upon a breach by the Depositary or its Custodian or their respective directors, employees, agents and affiliates of any agreement of the Depositary set forth in this letter.

If any action or claim shall be brought against the Company in respect of which indemnity may be sought pursuant to the preceding paragraph or the second paragraph of this letter, the Company shall notify the Depositary in writing of such action or claim giving reasonable details thereof.  The Depositary shall have the option of assuming the defense thereof, with counsel satisfactory to the Company (who shall not, except with the consent of the Company, be counsel to the Depositary in connection with such action or claim), and, after notice from the Depositary to the Company of its election so to assume the defense thereof, the Depositary shall not be liable to the Company or any other indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Company or any other indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No compromise or settlement of such action or proceeding may be effected by either party without the other party's consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against such other party and (ii) the sole relief provided is monetary damages that are paid in full by the party seeking such compromise or settlement.

Other than as set forth herein, nothing in this letter shall affect any of the respective rights and obligations of the Company and the Depositary under the Deposit Agreement.

Reference is hereby made to the proposed separation by Fosters Group Limited of its wine assets from its beer assets in a proposed demerger structured as a capital reduction and a scheme of arrangement to be approved by both its shareholders and a court.  This letter shall become effective on the date on which the court-approved scheme of arrangement between Foster's Group Limited and its shareholders becomes binding, which will occur upon lodgment with the Australian Securities & Investments Commission of the office copies of the order made by the court, under section 411(4)(b) of the Corporations Act (Cth) 2001, approving the scheme of arrangement (the “Effective Date”).  However, this letter shall terminate automatically if the Effective Date has not occurred by December 31, 2011.

This letter shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

THE BANK OF NEW YORK MELLON, as Depositary

By:__________________________

Name:

Title: